EXHIBIT 99.1

News Release dated November 22, 2015, Oil sands companies demonstrate leadership on climate change

Oil sands companies demonstrate
leadership on climate change

Calgary, Alberta (November 22, 2015) — Four of Canada’s largest oil sands producers have come together to demonstrate leadership on climate change. Canadian Natural Resources Limited, Cenovus Energy Inc., Shell Canada Limited and Suncor Energy Inc., support the Government of Alberta’s climate plan related to the oil and natural gas industry, which includes a carbon pricing regime coupled with an overall emissions limit for the oil sands. These measures provide predictability and certainty and will help ensure that producers can responsibly develop and grow this significant Canadian resource while also addressing global concerns about climate change.

The companies agree that this is a historic development for Alberta and Canada that will change the conversation about climate change, oil sands and infrastructure. They are proud to have worked with leading environmental organizations to better understand each other’s views and recommend solutions for the oil and natural gas industry that helped inform the policy.

By directing revenue generated from the new carbon pricing regime towards the development of potentially game-changing greenhouse gas (GHG) reduction technologies, this made-in-Alberta plan lays the foundation for the province to become a global leader in addressing the climate change challenge. It also creates the conditions for Alberta’s oil to become carbon competitive on the global stage and for Canadians to begin receiving full value for their oil exports.

By demonstrating that Alberta is willing to lead the way with an ambitious climate plan, the province can become a preferred source for oil and create sustained wealth and jobs for future generations of Albertans and Canadians.

Producer comments on today’s ground-breaking announcement:

“Industry has seen results from working together,” said Murray Edwards, Chairman, Canadian Natural. “This announcement removes barriers for collaboration with a broader group of stakeholders. We are all now working together to realize the full value provided by the oil and natural gas industry, including jobs, economic benefits and government revenues in a way that addresses the challenges associated with climate change.”

“We fully support the Government’s new climate policy direction,” said Brian Ferguson, President & Chief Executive Officer of Cenovus Energy. “It enables Alberta to be a leader, not only in climate policy, but also in technology, innovation, collaborative solutions and energy development. I believe it will lead to Albertans and Canadians receiving full value for their oil and natural gas resources, while addressing climate change.”

“Canadians have high expectations of themselves when it comes to protecting the environment and managing economic growth, and the world expects much of Canada,” said Lorraine Mitchelmore, President and Country Chair Shell Canada and EVP Heavy Oil for Shell. “Alberta’s new climate change policy sends a clear message that Alberta intends to live up to those expectations. Today’s announcement sets Canadian oil on the path to becoming the most environmentally and economically competitive in the world.”

“Today we reach a milestone in ensuring Alberta’s valuable resource is accompanied by leading carbon policy,” said Steve Williams, President and Chief Executive Officer, Suncor. “It’s time that Alberta is seen as a climate, energy and innovation leader. This plan will make one of the world’s largest oil-producing regions a leader in addressing the climate change challenge.”

Canadian Natural Resources Limited

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa. Canadian Natural shares trade under the symbol CNQ on the Toronto and New York stock exchanges.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges.

Royal Dutch Shell plc

Royal Dutch Shell plc (“Shell”) is incorporated in England and Wales, has its headquarters in The Hague and is listed on the London, Amsterdam, and New York stock exchanges. Shell companies have operations in more than 90 countries and territories with businesses including oil and gas exploration and production; production and marketing of liquefied natural gas and gas to liquids; manufacturing, marketing and shipping of oil products and chemicals and renewable energy projects. For further information, visit www.shell.com.

Shell Canada Ltd

Shell has been operating in Canada since 1911 and employs approximately 8,000 people across the country. A leading manufacturer, distributor and marketer of refined petroleum products, Shell produces natural gas, natural gas liquids and bitumen, and is Canada’s largest producer of sulphur. Shell is one of Canada’s oil sands developers and operates the Athabasca Oil Sands Project on behalf of the joint venture partners. For further information visit www.shell.ca.

Suncor Energy Inc.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining and product marketing under the Petro-Canada brand. A member of Dow

Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Media contacts:

Canadian Natural

Julie Woo

403-514-7777

ir@cnrl.com

Cenovus

Brett Harris

403 766-3420

brett.harris@cenovus.com

Shell

Canada: media-desk@shell.com

USA: shellusmedia@shell.com

Suncor Energy

Sneh Seetal

403 296 6034 work

403 471 4030 cell

sseetal@suncor.com